METALLICA RESOURCES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario  M5C 2C5

Item 2.

Date of Material Change

March 31, 2008

Item 3.

Press Release

The press release attached as Schedule “A” was released on MarketWire in Canada and the United States on March 31, 2008 pursuant to section 75(1) of the Act.

Item 4.

Summary of Material Change

Metallica Resources Inc., New Gold Inc. and Peak Gold Ltd are pleased to announce they have signed a letter agreement to complete a business combination, creating a new globally diversified intermediate gold company with a market capitalization of approximately US$1.6 billion.  The combined company, to be called New Gold Inc., will own three operating gold mines in Australia, Brazil and Mexico, and have a strong balance sheet to fund development stage projects in Canada and Chile, including the New Afton mine, which is scheduled to commence production in late 2009.  All of the combined company's mines are located within attractive mining jurisdictions.

Item 5.

Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.

Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8.

Executive Officers

The following executive officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado  80112
Dated as March 31, 2008

METALLICA RESOURCES INC.

By:	/s/ Bradley J. Blacketor

Bradley J. Blacketor
Vice President, Chief Financial Officer and
Secretary

Schedule A

PRESS RELEASE

Metallica Resources, New Gold and Peak Gold Announce Proposed US$1.6 Billion Business Combination to Create a New Intermediate Gold Company

March 31, 2008 – VANCOUVER, BC – Metallica Resources Inc. (“Metallica Resources”) (TSX – MR and AMEX – MRB), New Gold Inc. (“New Gold”) (TSX and AMEX – NGD), and Peak Gold Ltd. (“Peak Gold”) (TSXV – PIK) are pleased to announce they have signed a letter agreement to complete a business combination (the “Transaction”), creating a new globally diversified intermediate gold company with a market capitalization of approximately US$1.6 billion.  The combined company, to be called New Gold Inc., will own three operating gold mines in Australia, Brazil and Mexico, and have a strong balance sheet to fund development stage projects in Canada and Chile, including the New Afton mine, which is scheduled to commence production in late 2009.  All of the combined company's mines are located within attractive mining jurisdictions.  All dollar figures are in Canadian dollars, unless otherwise stated.

Highlights of the Transaction

The Transaction creates a new intermediate gold company with operating cash flow and an impressive pipeline of development stage assets.  Upon completion of the Transaction, the combined company will have:

  Proven and probable gold reserves of 3.2 million ounces, measured and indicated gold resources of 4.9 million ounces and inferred gold resources of 3.0 million ounces;

  Proven and probable silver reserves of 65.3 million ounces, measured and indicated silver resources of 15.8 million ounces and inferred silver resources of 2.6 million ounces;

  Proven and probable copper reserves of 986 million pounds, measured and indicated copper resources of 2.5 billion pounds and inferred copper resources of 918 million pounds;

  Estimated gold production of approximately 297,000 ounces in 2008 expected to increase to 335,000 ounces in 2009;

  Production growth through the development of New Afton, El Morro and the exploration of the combined  company's extensive land positions;

  Estimated cash costs of approximately US$340 per ounce of gold, net of by-product credits, in 2008;

  Aggressive growth strategy funded by approximately $500 million in cash and short-term investments (including the potential cash proceeds from the exercise of in-the-money options and warrants), $120 million in investments, and significant operating cash flow;

  Proven board of directors with experience financing, developing and operating open pit and underground mines; and

  Significant leverage to the current gold price environment through unhedged production.

Upon completion of the Transaction, the combined company will have approximately 235 million common shares issued and outstanding plus in-the-money options and warrants, of which former Metallica Resources shareholders will own 45.7% and former Peak Gold shareholders will own 37.8% of the combined company.

Management and Directors

Upon completion of the Transaction, Robert Gallagher, currently Chief Executive Officer of Peak Gold, will assume that role for the combined company.  The board of directors will be composed of Clifford Davis, Robert Gallagher, Pierre Lassonde, Craig Nelsen, Paul Sweeney and Ian Telfer.

Richard Hall, President and Chief Executive Officer of Metallica Resources, stated: "The diversified production profile of the combined company, the financial resources to fund the development of the El Morro project and the proven experience of the board of directors makes this a compelling opportunity.  We are excited about the prospects for growth and the opportunities this transaction presents for all of Metallica Resources' stakeholders."

Clifford Davis, Chairman and Chief Executive Officer of New Gold, added: "This merger adds immediate gold production and positive cash flow to the company during the New Afton mine development period. It provides the financial resources to fund the capital requirements of the company and ensures that the New Afton mine will become a significant contributor to the long-term success of the new combined entity."

Robert Gallagher, President and Chief Executive Officer of Peak Gold, added: “This merger increases our exposure to the current commodity price cycle and adds significantly to Peak Gold's long-term production profile.  The financial strength of the pooled balance sheets and the expertise of the management teams will allow the combined company to pursue global growth opportunities and fill the void in the intermediate gold producer segment of the market.  This merger will increase overall shareholder value and provide greater sustainability and growth for the future.  We are excited about the opportunities this transaction presents to our collective shareholders and see it as a step towards building a superior intermediate gold mining company.”

Compelling Combination

The combination will bring significant benefits to each of the companies and their shareholders. The boards of directors of Metallica Resources, New Gold and Peak Gold have each unanimously supported the proposed combination.

For Metallica Resources, the Transaction:

  Diversifies gold production with multiple producing mines;

  Enhances production growth profile in the medium term;

  Provides shareholders with a significant stake in the combined company; and

  Ensures availability of the necessary funding for the development of El Morro.

For New Gold, the Transaction:

  Adds quality assets to New Gold's long-term growth plan;

  Delivers immediate cash flows from producing gold mines;

  Increases New Gold's leverage to the current price environment; and

  Provides sufficient funding to bring the New Afton project into production.

For Peak Gold, the Transaction:

  Improves production profile through diversification of producing assets;

  Significantly increases reserves and resources;

  Increases exposure to the strong commodity cycle;

  Broadens value growth spectrum with development and exploration stage assets; and

  Provides shareholders with a significant stake in the combined company.

Management and the board of directors of all three companies believe the Transaction will provide the shareholders of each company the opportunity to participate in the future growth of a larger and more established company with a broader range of prospects, a more diversified asset base and a management team with the ability to execute.

Transaction Details

The Transaction is subject to the completion of confirmatory due diligence, definitive documentation, regulatory approvals and obtaining a minimum two-thirds shareholder approval at special meetings of the shareholders of each of Metallica Resources and Peak Gold and majority approval at a special meeting of the shareholders of New Gold. The obligations of Metallica Resources and Peak Gold are also conditional upon New Gold obtaining waivers or amendments to certain terms and conditions of its $237 million unsecured series D notes.

Under the terms of the Transaction, shareholders of Metallica Resources will receive 0.9 common share of New Gold for each common share of Metallica Resources held (the “Metallica Resources Exchange Ratio”).  Each outstanding Metallica Resources convertible security will entitle the holder thereof to receive a convertible security of New Gold which will, upon conversion, be converted into that number of common shares of New Gold based on the Metallica Resources Exchange Ratio. Based on the closing price of New Gold shares as at March 28, 2008, the trading day prior to the announcement of the Transaction, the offer values Metallica Resources at $751 million on a fully diluted in-the-money basis. This represents a premium of:

  12.7% to Metallica Resources' closing price on March 28, 2008, the trading day prior to the announcement

  25.5% to the 20-day volume weighted average price of Metallica Resources and New Gold shares prior to the announcement

Shareholders of Peak Gold will receive 0.1 common share of New Gold for each common share of Peak Gold held (the “Peak Gold Exchange Ratio”).  Each outstanding Peak Gold convertible security will entitle the holder thereof to receive a convertible security of New Gold which will, upon conversion, be converted into that number of common shares of New Gold based on the Peak Gold Exchange Ratio.  Based on the closing price of New Gold shares as at March 28, 2008, the trading day prior to the announcement of the Transaction, the offer values Peak Gold at $622 million on a fully diluted in-the-money basis. This represents a premium of:

  14.9% to Peak Gold's closing price on March 28, 2008, the trading day prior to the announcement

  13.9% to the 20-day volume weighted average price of Peak Gold and New Gold shares prior to the announcement

Board of Directors' Recommendations

The board of directors of each company have received a fairness opinion with respect to the Transaction consideration (subject to the completion of definitive documentation) and are recommending approval of the Transaction by their respective shareholders.  The respective boards of directors have unanimously approved the Transaction.  All of the directors of each of Metallica Resources, New Gold and Peak Gold have indicated that they intend to vote their respective shares of Metallica Resources, New Gold and Peak Gold in favour of the Transaction.

The letter agreement includes a commitment by each of Metallica Resources, New Gold and Peak Gold not to solicit alternative transactions to the proposed Transaction. In the event that a party enters into an agreement to effect an acquisition proposal that is different from the Transaction, then such party is obligated to pay to the other parties an aggregate amount equal to $22 million in the event Metallica Resources is the terminating party, $8 million in the event New Gold is the terminating party, and $18 million in the event Peak Gold is the terminating party as a termination payment.  Each party has also been provided with certain other rights customary for a transaction of this nature, and New Gold has the right to match competing offers made to Metallica Resources or Peak Gold.

Transaction Structure

The Transaction is expected to be structured as a plan of arrangement under the Canada Business Corporations Act between Metallica Resources and a newly formed, wholly-owned subsidiary of New Gold and as a plan of arrangement under the Business Corporations Act (British Columbia) between Peak Gold and a newly formed, wholly-owned subsidiary of New Gold.

Advisors and Counsel

Metallica Resources' financial advisor is Canaccord Capital Corporation and its counsel is Stikeman Elliott LLP.  New Gold's financial advisors are GMP Securities L.P. and Macquarie Capital Markets Canada Ltd. and its counsel is Fraser Milner Casgrain LLP.  Peak Gold's financial advisor is Paradigm Capital Inc. and its counsel is Cassels Brock & Blackwell LLP.

Conditions

The Transaction is subject to the entering into of definitive agreements among the parties on or before May 9, 2008, the preparation and mailing of a joint information circular, and the holding of special meetings of each company's shareholders.  The parties expect to complete and mail the joint information circular in early June 2008 and plan to hold the special meetings in late June 2008.  The Transaction is expected to close in early July 2008.

Conference Call

A conference call will be held on Monday, March 31, 2008 at 10:00 a.m. (EDT) to discuss this Transaction.  An investor presentation outlining the Transaction will be available on each company's website prior to the conference call. You may join the call by dialing toll free +1 (866) 696-5910 or +1 (416) 641-2144 for calls from outside Canada and the U.S., passcode: 3252883#. You can listen to a recorded playback of the call after the event until April 28, 2008 by dialing +1 (800) 408-3053 or +1 (416) 695-5800 for calls outside Canada and the U.S., passcode: 3257388#.

FORWARD-LOOKING STATEMENTS: This news release and information contained in the attachments hereto contain certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction and the business, operations and financial performance and condition of the combined company and each of New Gold, Metallica Resources and Peak Gold and estimated production and mine life of the various mineral projects of New Gold, Metallica Resources and Peak Gold.  Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which such forward-looking statements are based include that New Gold, Peak Gold and Metallica Resources will be able to negotiate definitive transaction documentation, that New Gold will be able to obtain the required waiver from the Holders of its 10% Notes, that the due diligence investigations of each Party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the Shareholders of each of New Gold, Metallica Resources and Peak Gold, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived.  Many of these assumptions are based on factors and events that are not within the control of New Gold, Metallica Resources and Peak Gold and there is no assurance they will prove to be correct.

 Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management's Discussion and Analysis and Annual Information Form for each of New Gold, Metallica Resources and Peak Gold filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com.  Although New Gold, Metallica Resources and Peak Gold have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  New Gold, Metallica Resources and Peak Gold undertake no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed.

Metallica Resources Mineral Resource and Reserve Estimate

The following table sets forth the estimated Mineral Resources for the Cerro San Pedro Mine as of March 31, 2007 and for the El Morro Project as of December 31, 2006

Cerro San Pedro Mineral Reserve and Mineral Resource Estimate(1)(2)(3)

			Grade		Contained Metal
Deposit	Category	Tonnes (000s)	Gold (grams per tonne)	Silver (grams per tonne)	Gold (000s ounces)	Silver (000s ounces)

Cerro San Pedro(4)	Measured	106,289	0.55	20.3	1,880	69,371
	Indicated	9,929	0.48	19.7	153	6,289
	Measured + Indicated	116,218	0.54	20.3	2,033	75,660
	Inferred	3,176	0.44	21.7	45	2,215

Cerro San Pedro(5)	Proven	82,278	0.55	22.3	1,450	59,000
	Probable	3,535	0.57	25.1	60	3,000
	Proven + Probable	85,813	0.55	22.5	1,510	62,000

(1)

Mineral reserves and resources have been estimated in accordance with definitions adopted by CIM on August 20, 2000. Mineral reserve and resource estimates were prepared by William L. Rose, WLR Consulting, Inc., Qualified Person, as that term is defined in National Instrument 43-101.

(2)

Mineral resources have been estimated at a cut-off grade of 0.20 g/t gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3)

Silver-to-gold ratio is estimated at 60:1.

(4)

Mineral reserves are contained within mineral resources.

(5)

Mineral reserves calculated using a $475 per ounce gold price and $8.00 per ounce silver price.

El Morro Measured, Indicated and Inferred Mineral Resource Estimate(1)(2)

			Grade			Contained Metal
Deposit	Category	Tonnes (000s)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (000s ounces)	Silver (000s ounces)	Copper (000s pounds)

El Morro(3)(4)	Measured	188,800	0.58	—	0.69	3,515	—	2,872,000
0.3% copper cut-off	Indicated	299,800	0.49	—	0.53	4,704	—	3,504,000
grade	Measured + Indicated	488,600	0.52	—	0.59	8,219	—	6,376,000
	Inferred	226,700	0.41	—	0.48	3,001	—	2,392,000

El Morro(4)(5)	Measured	192,000	0.57	—	0.68	3,550	—	2,871,000
0.4% copper equivalent	Indicated	314,500	0.49	—	0.52	4,930	—	3,586,000
cut-off grade	Measured + Indicated	506,500	0.52	—	0.58	8,480	—	6,457,000
	Inferred	230,600	0.42	—	0.48	3,120	—	2,421,000

(1)

Reported at 100%

(2)

Mineral resources do not have demonstrated economic viability.

(3)

The mineral resource estimate, calculated on a copper cut-off basis, is classified as a measured, indicated and inferred mineral resource estimate in accordance with CIM definitions of mineral resources and mineral reserves. The Qualified Person, as defined by National Instrument 43-101, responsible for the design and completion of the updated mineral resource estimate based on a copper cut-off basis was Ricardo Raul Roco, Member – Australasian Institute of Mining and Metallurgy, and Manager of Mines Geology for Xstrata Copper.

(4)

Inferred mineral resources are defined on the basis of drill sample density and include inferred mineral resources occurring within and outside a simulated pit shell based on $1.20 per pound copper and $400 per ounce gold.

(5)

The mineral resource estimate, calculated on a copper equivalent cut-off basis, is classified as a measured, indicated and inferred mineral resource estimate in accordance with CIM definitions of mineral resources and mineral reserves. The Qualified Persons, as defined by National Instrument 43-101, responsible for the restated mineral resource estimate on a copper equivalent cut-off basis were Dr. Bruce M. Davis, Fellow – Australasian Institute of Mining and Metallurgy, and Mark A. Petersen, Certified Professional Geologist and Vice President of Exploration for Metallica Resources Inc.

New Gold Mineral Resource and Reserve Estimate

All Reserves and resources have been estimated using the definitions in the CIM Standards on Mineral resources and reserves, Definitions and Guidelines.

Measured and Indicated Mineral Resource – Main Zone and Hanging Wall Lenses(1)(2)(3)
(exclusive of Mineral Reserves)

			Grade			Contained Metal
Deposit	Category	Tonnes (000s)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (000s ounces)	Copper (millions pounds)

New Afton Mine	Measured	43,250	0.83	2.68	1.12	1,154	1,065
	Indicated	22,410	0.66	2.42	0.84	476	415
	Measured + Indicated	65,660	0.77	2.59	1.02	1,630	1,480

(1)

Based on the following metal price assumptions: copper - US$1.20 per pound; gold - US$450 per ounce; silver - US$5.25 per ounce.

(2)

Cut-off at $10 per tonne of ore.

(3)

All mineral resources were estimated by Qualified Person David Rennie of Scott Wilson RPA.

Inferred Mineral Resource – C Zone(1)(2)(3)

			Grade			Contained Metal
Deposit	Category	Tonnes (000s)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (000s ounces)	Copper (millions pounds)

New Afton Mine	Inferred	7,940	0.88	1.55	0.96	225	168

(1)

Based on the following metal price assumptions: copper - US$1.20 per pound; gold - US$450 per ounce; silver - US$5.25 per ounce.

(2)

Cut-off at $10 per tonne of ore.

(3)

All mineral resources were estimated by Qualified Person David Rennie of Scott Wilson RPA.

New Afton Probable Mineral Reserve Estimate(1)(2)(3)

			Grade			Contained Metal
Deposit	Category	Tonnes (millions)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (000s ounces)	Silver (000s ounces)	Copper (millions pounds)

New Afton Mine	Probable	44.4	0.72	2.27	0.98	1,030	3,240	960

(1)

Based on the following metal price assumptions: copper - US$1.45 per pound; gold - US$475 per ounce.

(2)

Cut-off at $15 per tonne of ore.

(3)

Mineral reserves were estimated by Qualified Person Mike Thomas, MAusIMM (CP) of AMC Consultants (Pty.) Ltd.

Peak Gold Mineral Resource and Reserve Estimates

The following table sets forth the estimated Mineral Resources for the Amapari Mine as of September 30, 2007 and for the Peak Mines as of December 31, 2006.

Measured, Indicated and Inferred Mineral Resource Estimate (1)(4)(5)
(exclusive of Mineral Reserves)

			Grade		Contained Metal
Deposit	Category	Tonnes	Gold	Copper	Gold	Copper
		(000s)	(grams	(%)	(000s	(000s
			per tonne)		ounces)	pounds)

Amapari Mine (2)	Measured	2,763	1.41	—	125	—
	Indicated	7,668	2.51	—	620	—
	Measured + Indicated	10,432	2.22	—	745	—
	Inferred	13,039	3.22	—	1,351	—

Peak Mines (3)	Measured	1,241	3.86	0.99	154	27,020
	Indicated	2,276	4.16	1.19	304	59,616
	Measured + Indicated	3,517	4.05	1.12	458	86,636
	Inferred	1,991	6.50	0.53	416	23,375

Total	Measured				279	27,020
	Indicated				924	59,616
	Measured + Indicated				1,203	86,636
	Inferred				1,767	23,375

(1)

All Mineral Resources have been calculated in accordance with the JORC Code.  The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.

(2)

The Mineral Resources for the Amapari Mine set out in the table above have been estimated by Emmanuel Henry, Member of the AusIMM (CP) from AMEC International (Chile) S.A. (“AMEC”), who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code.

(3)

The Mineral Resources for the Peak Mines set out in the table above have been estimated by PGM staff and audited by Geoffrey N. Challiner, B.Sc.(Eng.), C.Eng., Independent Mining Engineer for Mine and Quarry Engineering Services, Inc., who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code.

(4)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(5)

Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Reserves for the Amapari Mine as of September 30, 2007 and for the Peak Mines as of December 31, 2006.

Proven and Probable Mineral Reserve Estimate(1)(4)

			Grade		Contained Metal
Deposit	Category	Tonnes (000s)	Gold (grams per tonne)	Copper (%)	Gold (000s ounces)	Copper (000s pounds)

Amapari Mine (2)	Proven	811	2.52	—	66	—
	Probable	2,994	2.46	—	237	—
	Proven + Probable	3,806	2.47	—	302	—

Peak Mines (3)	Proven	948	6.70	0.85	204	17,720
	Probable (4)	727	6.82	0.62	164	9,956
	Proven + Probable	1,675	6.75	0.74	368	27,241

Total	Proven				270	17,720
	Probable				401	9,956
	Proven + Probable				670	27,241

(1)

All Mineral Reserves have been calculated in accordance with the JORC Code and reconciled to the CIM Standards.

(2)

The Mineral Reserves for the Amapari Mine set out in the table above have been estimated by Carlos Guzmán, Ing. Civil de Minas, AusIMM from NCL Brasil Ltda (“NCL”), who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Reserves are classified as Proven and Probable, and are based on the JORC Code.

(3)

The Mineral Reserves for the Peak Mines set out in the table above have been estimated by PGM staff and audited by Neil Inwood, MAusIMM, Senior Consultant, Resources with RSG Global Consulting Pty Ltd, who is a qualified person under NI 43-101 and a competent person under the JORC Code.  The Mineral Reserves are classified as Proven and Probable, and are based on the JORC Code.

(4)

Numbers may not add up due to rounding.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Rhonda Bennetto

Director Investor Relations and Corporate Communications

Metallica Resources Inc.

Direct: +1 (303) 640-3292

Toll-free: +1 (888) 933-0313 x5

Email: rmbennetto@metal-res.com

Website: www.metal-res.com

Laura Sandilands

Manager of Investor Relations

New Gold Inc.

Direct: +1 (416) 977-1067

Toll-free: +1 (877) 977-1067

Email: lsandilands@newgoldinc.com

Website: www.newgoldinc.com

Melanie Hennessey

Vice President Investor Relations

Peak Gold Ltd.

Direct: +1 (604) 696-3024

Toll-free: +1 (888) 220-2760

Email: info@peakgold.com

Website: www.peakgold.com